28 July 2008

Coach Capital, LLC
c/o Corporate House
Suite 320, 1100 Melville Street
Vancouver, BC V6E 4A6
CANADA

     Re: Confirmation of September 2007 Assignment

Ladies and Gentlemen:

     As you know, Fortified Holdings Corp. (“Fortified”) and Coach Capital LLC (“Coach”) entered into a certain Assignment and Release, dated September 2007 (the “Assignment and Release”), under which certain Promissory Notes made payable by Aegis Industries, Inc. to Fortified were assigned to Coach in satisfaction of other Promissory Notes made payable by Fortified to Coach.

     Fortified’s auditors have requested third-party confirmation that the foregoing Assignment and Release was consummated and is fully effective. We would appreciate if you would sign and return the enclosed copy of this letter, confirming that the Assignment and Release was consummated and was in effect in accordance with its terms as of June 30, 2008.

     Thank you for your consideration.

Yours truly,
/s/ Kirk Hanson
Kirk Hanson
Chief Financial Officer

Confirmed as above:

COACH CAPITAL, LLC

By:	/s/ Michael Laidlaw
	Name:	Michael Laidlaw
	Title:	Secretary

Fortified Holdings Corp.	125 Elm Street, New Canaan CT 06840 U.S.A	T: (203) 594-1686
www.fortifiedholdings.com		F: (203) 549-0816